Exhibit 23.1
Statement Regarding Consent of Arthur Andersen LLP

BioMarin Pharmaceutical Inc.'s Form 8-K/A, filed herewith, includes audited financial statements of Glyko Biomedical Ltd. as of December 31, 2001 together with the accompanying audit report of Arthur Andersen LLP. After reasonable efforts, we have not been able to obtain the consent of Arthur Andersen LLP to the incorporation by reference of its audit report dated February 21, 2002. Therefore, in reliance on Rule 437a promulgated under the Securities Act of 1933, as amended (the "Securities Act"), we have dispensed with the requirement to file the reissued reports of Arthur Andersen LLP with respect to these financial statements. As a result, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in these financial statements or any omissions to state a material fact required to be stated therein.